Exhibit 99.1

Arrival Announces Two New Members to Global Board Of Directors

•	Experienced technology, financial, marketing, and automotive industry professionals expected to join Arrival’s global Board of Directors

•	Brings together a diverse set of expertise from the likes of Marvel, Hyundai Motor Company, Hearst, Lyft and Netflix

•	In addition to the five previously announced directors, Tawni Nazario-Cranz and Rex Tibbens are the final two nominees expected to be appointed upon completion of the business combination

NEW YORK and LONDON, March 22, 2021 / Businesswire / — Arrival, the global company creating electric vehicles using its game-changing technologies, announced today that, in addition to the previously announced five members of its Board of Directors, it expects to appoint two additional members upon the consummation of the pending business combination between Arrival Group, Arrival S.à r.l (“Arrival”) and CIIG Merger Corp. (NASDAQ: CIIC) (“CIIG”), a U.S. publicly-traded special purpose acquisition company. Arrival Group, the combined company, will become a publicly listed company and its ordinary shares and warrants will be listed on NASDAQ under the new ticker symbols “ARVL” and “ARVLW” respectively, upon completion of the business combination.

“As Arrival nears becoming a public company, it is important for us to bring together a globally experienced and diverse Board of Directors who can help Arrival to achieve its goal of reinventing the automotive industry,” said Peter Cuneo, the current Chief Executive Officer and Chairman of the Board of Directors of CIIG and the nominee for Non-Executive Chairman of Arrival’s global Board of Directors. “Drawing on expertise from the forefront of the technology, media, financial and automotive industries, Arrival’s global Board of Directors will play a pivotal role in supporting the business through its journey as it accelerates the mass adoption of electric vehicles worldwide.”

“I am pleased that we have assembled the right Board that reflects Arrival’s culture and will support us in our transition to becoming a public company and the responsibility that brings.” said Denis Sverdlov, Founder and CEO of Arrival. “We are looking forward to working together as they bring their collective experience in scaling companies, managing rapid growth and building global brands to the business.”

Arrival’s initial global Board of Directors is expected to include:

Peter Cuneo, Chief Executive Officer and Chairman of the Board of Directors, CIIG

F. Peter Cuneo has been Chief Executive Officer and Chairman of Board of Directors at CIIG Merger Corp. (NASDAQ: CIIC) since its inception in 2019. A recognized leader in corporate value creation, Mr. Cuneo has reshaped the operations of seven companies in the global media and consumer products sectors in the past 40 years. Mr. Cuneo is the Managing Partner of Cuneo & Co, an early stage private venture capital firm. Mr. Cuneo is active on numerous private, public and nonprofit boards. As President and Chief Executive Officer of Marvel Entertainment Inc. (NYSE:MVL) he led Marvel post-bankruptcy, to a prominent position in the entertainment industry, before serving as Vice Chairman of the Board and providing one of the world’s leading entertainment brands with active strategic leadership. This culminated in the company’s more than $4 billion sale to Disney at the end of 2009 when shares were trading at $54 per share, representing share price appreciation of approximately 57 times from the stock low. Mr. Cuneo previously served as President and Chief Executive Officer of Remington Products Company, President of the Security Hardware Group of the Black & Decker Corporation, President of Bristol-Myers Squibb Co.’s Pharmaceutical Group in Canada, and President of the Clairol Personal Care Division. At Arrival, he will serve as Non-Executive Chairman of the Board as well as a member of the Board’s Audit Committee.

Tawni Nazario-Cranz, Venture Operating Partner, SignalFire

Tawni Nazario-Cranz currently works as a Venture Operating Partner at the San Francisco-based venture firm SignalFire, as well as a strategic advisor to various VC firms throughout Silicon Valley. With more than 25 years of experience in scaling some of the world’s most innovative companies, Ms. Nazario-Cranz has led operational and cultural change at the likes of Netflix (NASDAQ: NFLX), Waymo, Cruise and many more. During her time at Netflix (2007-2017), as Chief Talent Officer (CHRO), she grew the company’s global business operations and enabled rapid international growth (overseeing the international campaign #NetflixEverywhere). Ms. Nazario-Cranz also pioneered the company’s innovative and high-performing business culture, authoring Netflix’s Unlimited Maternity & Paternity Leave policy and co-authoring the company’s first culture deck. Beyond Netflix, Ms. Nazario-Cranz also scaled and built out the core HR functions at Waymo (2018-2019) and Cruise Automation (2017-2018) as Chief People Officer. At Arrival, she will serve on the Board of Directors as Chairperson of the Compensation Committee and as a member of the Nominating and Corporate Governance Committee.

Rex Tibbens, President, CEO & Director, Frontdoor Inc.

Rex Tibbens is an experienced executive with a proven history of building strong cultures, and repeated success in growing businesses and fostering work environments in which innovation and creativity are encouraged. Prior to being named President and Chief Executive Officer of Frontdoor, Inc. (NASDAQ: FTDR) in 2017, Mr. Tibbens served as Chief Operating Officer of Lyft (NASDAQ: LYFT) from 2015-2018, where he worked to expand the on-demand transportation company’s service to every US state, and launched a series of crucial strategic initiatives, including their Nashville support center and Express Drive. Mr. Tibbens also worked as a Vice President at Amazon (NASDAQ: AMZN) from 2011-2015, where he led the technical and product development of Prime Now, preceded by twelve years at Dell (NYSE: DELL) working in a variety of operations and logistics roles, and nine years at Toyota (LON: TYT) as Logistics Manager. At Arrival, he will serve as a member of both the Board’s Audit Committee and Compensation Committee.

Avinash Rugoobur, President, Arrival

As Arrival’s President, Avinash Rugoobur is responsible for the company’s business strategy and international expansion, encouraged by his passion for projects with positive social impact and delivering affordable zero emission transportation to everyone. Prior to Arrival, Mr. Rugoobur was leading advanced technology activities at General Motors’ Silicon Valley Office and Strategy and M&A at Cruise Automation, after launching his own award-winning entrepreneurial ventures Curve Tomorrow and Bliss Chocolates. During his time at GM, Mr. Rugoobur was responsible for the ~$1Bn acquisition of Cruise Automation, and played an integral role in Cruise’s subsequent valuation increase to $14B as Head of Strategy & Mergers & Acquisitions (2017-2019). This work was pivotal in accelerating the delivery of AVs, as well as supporting in the creation of the OEM—Startup ecosystem that pervades the automotive industry today.

Jae Oh, Vice President & Head of Corporate Development, Hyundai Motor Group

Jae Oh currently oversees a broad spectrum of strategic investment activities for Hyundai Motor Group, ranging from Series A ventures to mergers and acquisitions. While at Hyundai, he has been responsible for leading early to late-stage investments in companies operating in sectors causing disruptions in the traditional automotive industry. Some of the transactions that he successfully led include equity financing rounds for Grab, Ola, Aurora, Rimac among others. Prior to joining Hyundai in 2017, Mr. Oh served across various international roles at leading investment banks, including Merrill Lynch (2014-2016), UBS (2013), Lehman Brothers / Nomura in Hong Kong (2008-2012). At Arrival, he will serve as a member of the Board’s Nominating and Corporate Governance Committee.

Kristen O’Hara, Senior Vice President & Chief Business Officer, Hearst Magazines

Kristen O’Hara is a strategic marketing executive with extensive experience driving the digital and data transformation of global businesses. She is currently serving as Senior Vice President and Chief Business Officer of Hearst Magazines. Prior to this, Ms. O’Hara brought her expertise in data, social and digital media to some of the world’s leading media and entertainment companies, as VP Business Solutions for Snap Inc. (NYSE: SNAP) throughout 2018 and Chief Marketing Officer, Global Media for Time Warner Inc. (now Warner Media, LLC, a division of AT&T Inc, NYSE: T) from 2011-2018. While at Time Warner, Ms. O’Hara led the enterprise-wide global data strategy as the business was shifting to a streaming model. Ms. O’Hara has experience building global blue chip brands having held leadership positions at global marketing communications firm Young & Rubicam Inc. (now part of WPP PLC, NYSE: WPP) from 1993-2002. At Arrival, she will serve on the Board of Directors as Chairperson of the Nominating and Corporate Governance Committee as well as a member of the Compensation Committee.

Alain Kinsch, Former Managing Partner, Ernst & Young

Alain Kinsch served as a leading audit partner and management consultant across Ernst & Young S.A. (“EY”) from 2004 through to December 2020, and held several senior leadership roles. Mr. Kinsch served as Country Managing Partner leading EY Luxembourg in one of EY’s and the market’s fastest growing and most successful country practices (2009-2020). Mr. Kinsch was also the EMEIA Private Equity Fund Leader (2009-2020) and the founder and leader of EY’s Private Equity practice in Luxembourg (2004-2012). Throughout his entire career, Mr. Kinsch supported a portfolio of clients including private equity funds, banks as well as industrial and commercial companies, as signing lead audit partner. Mr. Kinsch has been a member of the Luxembourg State Council since 2015, and was nominated as 2nd

Most Influential Business Leader in Luxembourg by Paperjam Magazine in December 2018. Since May 2020, Mr. Kinsch has been serving as an independent director of Aperam S.A. (Euronext Amsterdam: APAM), a stainless and specialty steel producer, and serves on its Audit & Risk Management Committee and as Chairman of its Remuneration, Nomination & Corporate Governance Committee. At Arrival, he will serve on the Board of Directors as Chairperson of the Audit Committee.

Arrival has now announced all of its nominees for global Board of Directors, including the final two members—Tawni Nazario-Cranz and Rex Tibbens. With these additions, the board is expected to consist of seven members who bring a wealth of experience from some of the world’s most innovative technology-enabled businesses. Together, they will play an important role in supporting Arrival through this initial phase of execution, as the company expands its global reach over the coming years.

About Arrival

Arrival is reinventing the automotive industry with its entirely new method to the design and assembly of electric vehicles. Low CapEx, rapidly scalable Microfactories combined with proprietary in-house developed components, materials and software, enable the production of best in class vehicles competitively priced to fossil fuel variants and with a substantially lower total cost of ownership. This transformative approach provides cities globally with the solutions they need to create sustainable urban environments and exceptional experiences for their citizens. Arrival is a global business founded in 2015 and headquartered in London, UK and Charlotte, North Carolina, USA, with more than 1500 global employees located in offices across Germany, Netherlands, Israel, Russia, and Luxembourg. The company is deploying its first three Microfactories in North Carolina and South Carolina, USA and Bicester, UK in 2021.

About CIIG

CIIG Merger Corp. (NASDAQ: CIIC) is a Delaware special purpose acquisition company founded by Peter Cuneo, Gavin Cuneo and Michael Minnick for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CIIG’s units, Class A common stock and warrants trade on the NASDAQ under the ticker symbols “CIICU,” “CIIC,” and “CIICW” respectively.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the benefits of the proposed transaction, the anticipated timing of the proposed transaction, the anticipated timing of Arrival becoming a publicly listed Company, the products offered by Arrival and the markets in which it operates, the anticipated announcement of the appointment of additional members to Arrival’s Board of Directors, and Arrival Group’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG’s securities, (ii) the risk that the transaction may not be completed by CIIG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of CIIG and Arrival, the satisfaction of the minimum trust account amount following redemptions by CIIG’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the impact of COVID-19 on Arrival’s business and/or the ability of the parties to complete the proposed transaction; (vii) the effect of the announcement or pendency of the transaction on Arrival’s business relationships, performance, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Arrival and potential difficulties in Arrival employee retention as a result of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Arrival Group, Arrival or CIIG related to the business combination agreement or the proposed transaction, (x) the ability to maintain the listing of CIIG’s securities on the NASDAQ Stock Market, (xi) the price of CIIG’s and the post-combination company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Arrival operates, variations in performance across competitors, changes in laws and regulations affecting Arrival business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (xiv) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so, (xv) the risk that the post-combination company may never achieve or sustain profitability; (xvi) the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xviii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (xix) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (xx) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (xxi) that Arrival has identified material weaknesses in its internal control over financial reporting which, if not corrected, could adversely affect the reliability of Arrival’s financial reporting (xxii) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; (xxiii) the risk that Arrival is unable to secure or protect its intellectual property; and (xxiv) the risk that the post-combination company’s securities will not be approved for listing on the NASDAQ Stock Market or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CIIG’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by CIIG from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Arrival Group, Arrival and CIIG assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Arrival Group, Arrival nor CIIG gives any assurance that either Arrival Group, Arrival or CIIG will achieve its expectations.

PRIIPs / Prospectus Regulation /IMPORTANT – EEA AND UK RETAIL INVESTORS

The ordinary shares to be issued by Arrival Group in the proposed transaction (the “Ordinary Shares”) are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (this Regulation together with any implementing measures in any member state, the “Prospectus Regulation”). Consequently, no offer of securities to which this announcement relates, is made to any person in any Member State of the EEA which applies the Prospectus Regulation who are not qualified investors for the purposes of the Prospectus Regulation, is made in the EEA and no key information document required by Regulation (EU) No. 1286/2014 (as amended the “PRIIPs Regulation”) for offering or selling the Ordinary Shares or otherwise making them available to retail investors in the EEA or in the United Kingdom will be prepared and therefore offering or selling the Ordinary Shares or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

For more information, please visit www.arrival.com.

Contacts

For CIIG

Media and Investors

info@ciigcorp.com

For Arrival

Media, Victoria Tomlinson

pr@arrival.com

Investors

ir@arrival.com